UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2001

TROOPER TECHNOLOGIES INC.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

Schedule A:

Trooper Technologies Inc.

Consolidated Financial Statements

for the six months ended April 30, 2001

Trooper Technologies Inc.

Consolidated Balance Sheet

As at April 30, 2001 and October 31, 2000

(in Canadian dollars)

(Unaudited - prepared by management)

	April 30, 2001	October 31, 2000

ASSETS
Current Assets
Cash and cash equivalents	$ 257,829	$ 440,736
Accounts receivable	300,690	281,010
Inventory	27,138	19,556
Prepaid expenses and advances	132,658	568,621
Amount due from Themo Tech Waste Systems Inc.	-	500,267
	718,315	1,810,190

VAT receivable	443,484	301,007
Deposits - note 3	2,523,304	921,515
Deferred charges - note 4	979,585	1,134,250
Capital assets - note 5	7,518,964	7,056,714

	$ 12,183,652	$ 11,223,676
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 1,270,062	$ 918,573
Due to related parties	-	2,403
	1,270,062	920,976

Private placement - note 11	2,025,486	-
Non-controlling interest	1,237,461	984,134
	3,262,947	984,134

SHAREHOLDERS' EQUITY
Capital stock
Authorized
50,000,000 common shares of no par value
Issued and fully paid (note 6)	21,872,807	21,525,507

Deficit accumulated during development stage	(14,222,164)	(12,206,941)

	7,650,643	9,318,566

	$ 12,183,652	$ 11,223,676

signed by /s/ Glen Little Director

signed by /s/ Iwona Kozak Director

Trooper Technologies Inc.

Consolidated Statement of Loss and Deficit

For the six months ended April 30

(in Canadian dollars)

(Unaudited - prepared by management)

	Three months ended April 30, 2001	Three months ended April 30, 2000	Six months ended April 30, 2001	Six months ended April 30, 2000

Revenue	$ 432,792	$ -	$ 784,692	$ -

Expenses
Accounting	28,528	23,927	$ 71,749	$ 38,280
Advertising	342	-	9,041	-
Amortization of capital assets	174,002	167,365	303,701	185,549
Amortization of deferred charges	77,332	-	154,665	-
Automobile	6,773	25,700	69,858	40,142
Bank charges and interest	2,427	2,886	9,259	7,143
Computer services	4,727	9,759	23,781	14,734
Consulting fees	10,432	218,582	97,684	230,510
Filing fees	(1,280)	4,596	3,720	4,811
Legal	38,824	(29)	69,072	22,529
Management fees	51,580	77,637	255,284	175,845
Meals and entertainment	419	713	11,102	13,811
Installation, materials and maintenance	66,433	139,225	219,308	139,225
Office and other	22,083	33,953	44,935	51,250
Promotion and investor relations	13,008	52,993	15,165	61,592
Rent	58,446	67,790	161,536	96,176
Sales and marketing	52,808	-	76,517	-
Shareholder information	3,028	3,420	14,836	4,135
Tariffs and duties	11,726	19,497	76,440	20,746
Telephone	28,582	11,466	67,214	22,901
Transfer agent	5,902	278	16,618	747
Travel	9,725	55,255	54,253	58,381
Wages	102,224	136,853	319,630	226,313
	768,071	1,051,866	2,145,368	1,414,820

Loss before undernoted items	335,279	1,051,866	1,360,676	1,414,820

Foreign exchange loss (gain)	227,077	139,934	686,787	322,330
Interest income	6,119	(29,533)	(18,660)	(128,929)

	233,196	110,401	668,127	193,401

Non-controlling interest	68,283	(14,809)	(13,580)	(96,672)

Net loss	636,758	1,147,458	2,015,223	1,511,549

Deficit, beginning of period	13,585,406	8,404,855	12,206,941	8,040,764

Deficit, end of period	$ 14,222,164	$ 9,552,313	$ 14,222,164	$ 9,552,313

Loss per share	$ 0.12	$ 0.25	$ 0.19	$ 0.17

Weighted average number of shares	21,719,041	18,090,628	21,719,041	18,090,628

Trooper Technologies Inc.

Consolidated Statement of Cash Flows

For the six months ended April 30

(in Canadian dollars)

(Unaudited - prepared by management)

	Three months ended April 30, 2001	Three months ended April 30, 2000	Six months ended April 30, 2001	Six months ended April 30, 2000

Operating Activities
Net loss	$ (636,758)	$ (1,068,295)	$ (2,015,223)	$ (1,511,549)
Items not involving cash
Amortization of capital assets	174,002	167,365	303,701	185,549
Amortization of deferred charges	77,332	-	154,665	-
Non-controlling interest	68,283	(96,672)	(13,580)	(96,672)

	(317,141)	(997,602)	(1,570,437)	(1,422,672)
Change in non-cash working capital	90,088	(215,692)	1,260,457	(191,531)
	(227,053)	(1,213,294)	(309,980)	(1,614,203)

Financing Activities

Private placement	768,485	-	2,025,486	-
Due to related parties	-	(20,159)	(2,403)	(8,037)
Proceeds on convertible debt	-	-	-	-
Capital stock issued	-	1,982,550	347,300	2,051,550
	768,485	1,962,391	2,370,383	2,043,513

Investing Activities

Purchase of capital assets	(414,117)	(1,006,568)	(499,044)	(1,007,977)
Deposits	(284,733)	-	(1,601,789)	-
VAT receivable	(142,477)		(142,477)
	(841,327)	(1,006,568)	(2,243,310)	(1,007,977)

Increase in cash	(299,895)	(257,471)	(182,907)	(578,667)

Cash position at beginning of period	557,724	3,104,188	440,736	3,425,384

Cash position at end of period	$ 257,829	$ 2,846,717	$ 257,829	$ 2,846,717

Schedule B:

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

April 30, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

1. Nature of Operations

Trooper Technologies Inc. ("Trooper" or the "Company") has three business interests in the country of Poland. Our principal businesses are providing cable TV, business-to-business Internet telephony service and meat waste handling.

We were incorporated on March 28, 1979 under the name of "Clear Mines Ltd." by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. We consolidated our shares on a one new for four old shares basis and changed our name to "Redwood Resources Inc." on August 16, 1985. We again consolidated our shares on a one new for three old shares basis and changed our name to "Trooper Explorations Ltd." on May 29, 1992.

2. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. There are no changes in accounting methods in the preparation of these interim statements and the statements for the year ended October 31, 2000.

a) Basis of presentation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

	Country of Incorporation	Percentage ownership %
EES Waste solutions Limited	Cyprus	100.0%
International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	100.0%
Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%
Polvoice.com Sp. z o.o. ("Polvoice")	Poland	68.8%
Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturity less than three months.

c) Inventory

Inventory is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

d) Deferred charges

Charges relating to the start-up of the Company's current activities have been deferred and are amortized on a straight-line basis over a period of five years

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

April 30, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

e) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided for using the declining-basis method at the following rates per annum:

Automobiles	20% - 30%
Buildings	3%
Computer hardware	30%
Computer software	20% - 100%
Furniture, fixtures, equipment and cable television network equipment	20%
Plant and machinery	30% - 45%

f) Revenue recognition

A significant portion of revenue is derived from cable TV subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided.

g) Foreign currency translation

Financial statements of our foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expense items are translated at rates which approximate those in effect on transaction dates. Gains or losses arising from restatement of foreign currency monetary assets and liabilities are included in earnings.

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share, which has been calculated on the basis that all share options and warrants were exercised at the beginning of the year, is not presented as the effect of the outstanding is anti-dilutive.

i) Income taxes

The Company uses the deferral method of accounting for income taxes.

j) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

k) Stock option plan

The Company has a stock option plan which is described in note 8. No compensation expense is recognized when stock options are issued. Any consideration received on exercise of stock options is credited to capital stock.

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

April 30, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

3. Deposits

The Company advanced $2,523,304 for preliminary agreements to purchase MTK So. Z o.o., and SAT-KOM Sp. z o.o., cable television network companies located in Poland. Bank financing has been arranged in Poland to replace these deposits.

4. Deferred charges
	April 30, 2001	October 21, 2000
Start-up	$1,546,650	$1,546,650
Accumulated amortization	(567,065)	(412,400)
	$979,585	$1,134,250

5. Capital assets

			Net Book Value
		Accumulated	April 30	October 31
	Cost	amortization	2001	2000
Automobiles	$199,903	$72,328	$127,575	$65,040
Buildings	$54,881	$2,625	$52,256	$53,051
Cable television network equipment	$4,927,481	$315,718	$4,611,763	$4,476,231
Computer hardware	$145,784	$60, 101	$85,683	$65,191
Computer software	$237,193	$24,792	$212,401	$73,792
Equipment	$31,990	$25,872	$6,118	$6,799
Furniture and fixtures	$233,243	$78,905	$154,338	$133,700
Land	$146,184	$-	$146,184	$146,184
Plant construction-in-progress	$2,122,646	$-	$2,122,646	$2,036,726
	$8,099,305	$580,341	$7,518,964	$7,056,714

6. Capital stock

(a) Authorized: 50,000,000 common shares of no par value

(b) Summary of shares issued during period:

Issued for Cash		Date	Number of Shares	Price	Share Capital
Balance forward		11/1/00	21,644,778		$21,525,507
	Stock option	12/22/00	14,000	$2.65	37,100
	Stock option	12/31/00	220,000	$1.41	310,200
Balance		4/30/01	21,878,778		$21,872,807

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

April 30, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

(c) Summary of options granted Date Granted  Number of Shares Price Expiry Date nil

(d) Summary of directors' and employees' stock options, warrants and convertible securities outstanding:

Security	Number of Shares	Exercise Price	Expiry Date
Directors' and Employees' Stock Options	100,000	$1.41	4/12/04
	357,500	$2.62	2/4/05
	60,000	$2.65	7/26/05
	242,000	$1.60	1/2/06
	355,000	$2.65	7/26/05
	341,000	$1.59	1/27/05
	357,500	$2.62	2/4/05
	90,000	$2.65	7/26/05
	14,062	$2.65	4/12/04
Total	1,917,062

Warrants and rights

Two share purchase warrants to purchase one common share at $2.85 per share until July 12, 2002.

Outstanding 1,195,000 $ 2.85 July 12, 2002

(e) Shares in Escrow or Subject to a Pooling Agreement: nil

7. Related party transactions

a) The Company paid or accrued amounts to shareholders and companies controlled by directors as follows:

	For the six months ended April 30
	2001	2000	1999
Management fees	$255,284	$175,845	$197,388
Wages	-	120,143	132,906
Consulting fees	-	130,074	-

8. Contingencies

Bovine Spongiform Encephalopathy ("BSE")

On December 5, 2000, the European Commission imposed a six-month ban on meat and bone meal products due to the risk of BSE spread by these products. The Company may change direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE. As part of the business process of establishing a meat rendering facility, the Company holds a hazardous waste licence. The Company may utilize this licence to start operations in the hazardous waste business. The original business plan of the Company was to develop environmental waste processing.

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

April 30, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

  Segmented information

  The Company has three reportable segments: animal waste rendering, cable TV services, and internet services. The animal waste business is in the development stage and the Company may change its business strategy as the animal waste business is undergoing considerable change throughout the world with regard to the problems associated with BSE. The cable TV services segment and the internet services segment provide cable TV and internet connections in Poland, respectively.

For the six months ended April 30, 2001	Animal waste rendering	Cable TV services	Internet services	Total

Revenue from external customers	$ -	$ 765,502	$ 19,190	784,692
Bank charges and interest expense	-	143,294	183	143,477
Amortization	2,863	288,562	9,288	300,713
Segment loss	(60,820)	(581,752)	(138,194)	(780,766)
Segment assets	2,752,056	8,102,823	188,153	11,043,032
Expenditure for segment capital assets	83,295	650,010	23,790	757,095

For the three months ended April 30, 2001

Revenue from external customers	$ -	$ 428,694	$ 4,098	$ 432,792
Bank charges and interest expense	-	(19,179)	7	(19,172)
Amortization	1,566	164,677	5,833	172,076
Segment loss	41,594	(99,752)	(33,930)	(92,088)
Segment assets	323,112	21,648	18,200	362,960
Expenditure for segment capital assets	(6,239)	454,205	23,790	471,756

For the year ended October 31, 2000

Revenue from external customers	$ -	$ 318,198	$ 14,586	422,487
Bank charges and interest expense	6,280	271,468	30,146	307,894
Amortization	4,401	118,263	34,534	157,198
Segment loss	(1,303,380)	(1,274,344)	(363,264)	(2,940,988)
Segment assets	2,796,274	6,725,241	145,932	9,667,447
Expenditure for segment capital assets	1,046,985	4,009,238	52,904	5,109,127

  Trooper Technologies Inc.

  Notes to Consolidated Financial Statements

  April 30, 2001

  (in Canadian dollars)

  (Unaudited - prepared by management)

Reconciliation of reportable revenues, segment loss and segment assets	Three months ended April 30, 2001	Six months ended April 30, 2001	Year ended October 31, 2000
Loss
Total loss for reportable segments	(92,088)	(780,766)	(2,940,988)
Unallocated head office loss	323,095	(366,692)	(1,225,189)
	231,007	(1,147,458)	(4,166,177)
Assets
Total assets for reportable segments	362,960	11,043,032	9,667,447
Unallocated head office assets	(605,601)	4,204,244	13,328,988
Elimination of intercompany balances	465,185	(3,063,624)	(11,772,759)
	222,544	12,183,652	11,223,676
Bank charges and interest expense
Total bank charges and interest expense for reportable segments	(19,172)	143,477	307,894
Unallocated head office bank charges and interest expense	2,420	9,076	109,281
Elimination of intercompany interest expense	19,179	(143,294)	(338,721)
	2,427	9,259	78,454
Amortization of capital assets
Amortization of capital assets	172,076	300,713	157,198
Unallocated head office amortization	1,926	2,988	12,778
	174,002	303,701	169,976
Expenditures for segment capital assets
Expenditures for segment capital assets	471,756	757,095	5,109,127
Unallocated head office expenditures	3,771	6,221	4,434
	475,527	763,316	5,113,561

  Geographic information

  Revenues are attributed to countries based on location of customer

	Three months ended April 30, 2001		Six months ended April 30, 2001
	Revenues	Capital assets	Revenues	Capital assets
Canada	$ -	3,771	$ -	254,727
Poland	432,792	471,756	784,692	7,841,951
	$ 432,792	$ 475,527	$ 784,692	$ 8,096,678

  10. List of directors

  Stan Lis

  Jan Rynkiewicz

  Iwona Kozak

  Glenn Little

  Grzegorz Namyslowski

  Private Placements

On January 22, 2001 the Company announced a private placement of 1,000,000 units at a price of $1.75 per unit. Each unit consists of one common share and one-half share purchase warrants purchasing additional shares at $2.00 each. At April 30, 2001, the Company had received funds totaling $1,577,249 less commissions of $31,7630. Commissions are payable at a rate of approximately 8%. On April 20, 2001, the Company announced a private placement of 300,000 units at a price of $1.60 per unit. Each unit consist of one common share and one-half share purchase warrant purchasing shares at $1.80 each. At April 30, 2001, the Company had received the proceeds of $480,000.

Overview

Our company, Trooper Technologies Inc. is a public company listed on the Canadian Venture Exchange (CDNX), and the Frankfurt Stock Exchange, Third Segment. We are focusing our efforts on business opportunities in Central and Eastern Europe. Headquartered in Vancouver, Canada, with offices in Warsaw, Poland, we have three business interests in Poland.

We hold a 100% interest in Stream Communications Sp. z o.o. ("Stream"), a cable TV provider; a 68.8% interest in PolVoice.com Sp. z o.o. ("PolVoice"), a business-to-business internet telephony service and a 100% interest in International Eco-Waste Systems S.A. ("Eco-Waste"), which is building modern waste rendering plants in Poland.

We prepare our financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principals (GAAP). We generate revenues in Polish zloty and incur expenses in Polish zloty, Canadian dollars and United States dollars. Currency fluctuations affected reported figures negatively by $686,787for the six months ended April 30, 2001, $227,077 for the three months ended April 30, 2001 and $150,019 for the year ended October 31, 2000. For the six months ended April 30, 2001 we had a loss of 2,013,408 and for the three months ended April 30, 2001 we had a loss of $634,943 that includes the foreign exchange loss. The following table gives the exchange rates for Canadian dollars, US dollars and Polish zloty. The increase in the value of the Polish zloty against the Canadian dollar has caused the greatest portion of the foreign exchange loss.

Canadian $ to Polish zloty	Close	Average	High	Low
Year ended Oct 31/00	3.0487	2.9277	3.1297	2.7518
Quarter ended Jan 31/01	2.7293	2.8439	3.0545	2.7097
Quarter ended April 30, 2001	2.5860	2.5972	2.6718	2.5492
Canadian $ to US dollar
Year ended Oct 31/00	.6534	.6786	.6983	.6525
Quarter ended Jan 31/01	.6654	.6571	.6710	.6397
Quarter ended April 30, 2001	.6489	.6423	.6556	.6316

Trading of Company's Shares

Our shares halted trading on the CDNX in connection with our change in business. Completion of the transaction is subject to a number of conditions, including but not limited to, exchange acceptance. The reference to a trading halt are according to the Canadian Venture Exchange (the "CDNX") Policy 5.2, a "Change of Business" or "COB" means:

"A transaction or series of transactions which will redirect an Issuer's resource towards a business which is of a substantially different nature than its current business, so that over the next 12 months at least 25% of the assets, liabilities, planned expenditures or revenues, management time commitment or issued shares of the Issuer will be devoted to the new business."

Since a majority of our resources are directed towards the operations of Stream that is different than our original business of constructing and operating rendering plants in Poland, we notified the CDNX of the proposed Change of Business. As soon as we notified the CDNX of the proposed Change of Business, the listed shares of the Company are subject to a trading halt. Our shares will be reinstated for trading after we appoint a sponsor (a CDNX member firm) and we have attended a pre-filing conference with the CDNX to assess our ability to meet CDNX's requirements following the Change of Business. The Company has completed its pre-filing conference with the CDNX and is searching for a suitable sponsor. We had appointed a sponsor in November 2000, but in February 2001, we released that sponsor for not acting in the best interests of the Company and we have decided to find another sponsor. Accordingly, our shares resumed trading in December, but were halted in February 2001. The matter is procedural and we have no known obstacles to prevent us from completing our deal.

The change of business in Trooper Technologies is a result of two events. Firstly, the cable business has become increasingly important in Poland. The cable TV sector in Poland has experienced strong growth over the last few years and this trend is expected to continue in the near future. Poland's cable TV sector has the most dynamic and developing market of all CEE countries. Some 12.65 million Polish citizens have television, of which 21% are cable TV subscribers (to compare with 56% in Germany, 93% in the Netherlands, and 95% in Belgium). Cable TV in Poland is estimated to grow at a rate of 20% to 30% per year in the next few years. To complement our Cable TV initiative we are also implementing data transmission, internet and VOIP services.

As this trend was taking place, the BSE scare ("mad-cow disease") eventually touched Poland. Although there are no documented cases of BSE in Poland, in spite of rigorous testing, on December 5, 2000, the European Commission imposed a six-month ban on meat and bone meal products due to the risk of BSE spread by these products. As a result of this, we discontinued all plans of producing bone meal products. Fortuitously, we continue to hold a hazardous waste licence, allowing us to pursue the business of the destruction of meat waste. Also, fortuitously, we had not received delivery of the bone meal equipment and machinery, ordered in the previous year.

On March 9, 2000, Eco-Waste, entered into an agreement with the Danish company, K.E.A. Andersen Montage A-S ("Andersen"), pursuant to which Andersen has agreed to supply all equipment with instruction manuals for the construction of the rendering plant in Zabokliki, Poland. Andersen was also be responsible for the assembly and testing of the rendering plant. The total consideration payable by Eco-Waste to Andersen was $6,225,000 USD ($9.4 million CDN, 25.5 million zloty).

In negotiations with Andersen, we can order alternative equipment for the destruction of meat waste. We would also use the facilities we erected at Zabokliki to operate a hazardous waste business.

Bovine spongiform encephalopathy (BSE) is a fatal brain disease of cattle. BSE was first observed in Great Britain in April 1985, and was specifically diagnosed in 1986. By June 1990, there were some 14,000 confirmed cases out of an estimated population of 10 million cattle in Great Britain. Since 1986, more than 173,000 cases of BSE in cattle have been identified in Britain. The epidemic peaked in 1992-93 at almost 1,000 cases per week. Control measures have reduced incidence and currently, less than 100 cases are being reported per week. The disease has been reported in domestic cattle in Ireland (337 cases), France (51), Portugal (195), Switzerland (283), and in cattle exported from England to Oman (2), the Falkland Islands (1), Germany (6), Denmark (1), Canada (1), and Italy (2).

Mr. Grzegorz Namyslowski has been appointed Vice President, Business Development of Trooper. Mr. Namyslowski is a graduate of Warsaw Technical University holding a master of Science degree in Engineering. He has been an active associate of INVESCO in Poland since 1986 and serves as Vice President and member of the Board of Directors of Castle Holdings Ltd. of Warsaw. Mr. Namyslowski has served on the supervisory boards of Trooper's subsidiaries in Poland (Stream Communications, International Eco-Waste Systems and Polvoice.com Ltd.) since 1997. Mr. Namyslowski has been instrumental in supervising the growth of Stream Communications since its inception in 1999.

Stream Communications Sp. z o.o.

Stream is in the business of acquiring and operating a cable television business in Poland. Stream's business objective is to create a multimedia company offering cable television services in Southern Poland. Stream's head office is located in Krakow.

In October 1999, we acquired a 59% interest in Stream for total consideration of $80,000 USD ($117,630 CDN, 337,410 zloty). On January 1, 2001, a change in Government policy allowed foreign ownership to be unlimited. On January 15, 2001 pursuant to the change in Government policy regarding foreign ownership, the Company purchased from the other shareholders the balance of issued shares (41%) in Stream making Stream wholly owned (100%) by the Company. The sum of $97,000 USD ($145,785 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company.

During 2000, Stream acquired cable assets in Poland at a cost for its initial 14,427 subscribers of approximately $2,655,000 CDN ($1,735,000 USD); i.e. at an average cost of approximately $120 USD ($181 CDN. 492 zloty) per subscriber. Since the initial purchases of Elektromontaz and Bielsat.com, preliminary agreements for additional acquisitions have been signed by Stream. Evans & Evans, Inc. were engaged and prepared an independent report on the indication of value of these acquisitions. The indication of value conclusions supported the purchase price of the acquisitions.

Preliminary agreements have been negotiated for a total of 4.1 million CDN ($2.8 million USD, $11.3 million zloty) with:

          Sat-Kom Sp. z o.o. ("Sat-Kom"), and

          Miejska Telwizja Kablowa Sp. z o.o. ("MTK"),

At April 30, we had made refundable deposits of $2.5 million to acquire subscribers for a total subscriber base of over 25,000. The average cost per subscriber would be $342 CDN ($227 USD, 931 zloty).

Stream has made arrangements with a Polish Bank to fund these purchase acquisitions and/or return funds to the parent.

PolVoice.com Sp. z o.o.

Since its inception in October 1999, PolVoice has been working on the development of software and hardware to allow it to offer Internet services in Poland. PolVoice was established to create an integrated hardware and software platform that will transmit real time data, voice, fax, and media over the Internet. The number of employees has increased from 2 in 1999 to 20 part-time and full-time employees in 2000. On August 22, 2000, PolVoice was granted a license to provide telecommunications services in Poland. The license allows PolVoice to commercialize its propriety software and hardware over the Internet in Poland.

PolVoice sells its products and services by implementing two strategies: (1) direct sales, and (2) retail sales. Both of these strategies are directed at medium to large companies with offices across Poland. The Company focuses its emphasis on financial institutions such as banks, brokerage houses and insurance companies for the use of PolVoice services.

With respect to direct sales, PolVoice uses a hired sales force for direct business-to-business sales (no sales to individual customers) that include apart from selling its software and hardware, the implementation and maintenance services. This will be backed by a promotional campaign across Poland, emphasizing PolVoice's professional services, image, superior quality of products and will include advertising in business magazines, direct mail-out, trial offers, etc.

Secondly, PolVoice also sells its proprietary software through traditional distribution channels: retail, mail orders, Internet.

International Eco-Waste Systems S.A.

Eco-Waste was in the business of constructing and operating rendering plants in Poland and did plan to construct three animal-waste rendering plants in Zabokliki, Torun and Rawa Mazowiecka, Poland. With the recent events vis-à-vis mad-cow disease, we have to change plans into the destruction of waste from rendering. We anticipate that the Zabokliki plant which is partially built, will continue to be developed as a waste management facility operational by 2002 and the Torun and Rawa Mazowiecka plants will be operational by 2003.

On December 5, 2000, the European Commission imposed a six-month ban on meat and bone meal products due to the risk of bovine spongiform encephalopathy (BSE) spread by these products. The Company may change direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE. As part of the business process of establishing a meat rendering facility, the Company holds a hazardous waste licence. The Company will utilize this licence to start operations in the hazardous waste business. The original plan of the Company was to develop environmental waste processing business.

Eco-Waste could have financed the construction of the plant by way of a commercial loan obtained on November 19, 1999 from Big Bank Gdanski S.A. ("Big Bank"). Pursuant to this loan, Eco-Waste may have obtained up to $7,150,000 USD ($10.7 million CDN, 29.3 million zloty) from Big Bank. This loan facility has expired and all charges relating to this loan were written off in the year ended October 31, 2000. Recent discussions with Big Bank indicate that we can reactivate this facility for the construction of the plant and necessary modifications.

Results of Operations

Revenue from operations for the six months ended April 30, 2001 was $765,502 from cable and $19,190 from PolVoice for a total of $784,692. Revenue from operations for the three months ended April 30, 2001 was $428,694 from cable and $4,098 from PolVoice for a total of $432,792. The operating loss for the six months ended April 30, 2001 was $2,013,408, and for the three months ended April 30, 2001, the loss was $634,943. In the comparable periods in the previous year the loss for the 2nd quarter was $1,511,549 and $1,147,458 respectively.

The operating loss segment for the six months ended April 30, 2001 was $581,752 for cable services and $138,194 for internet services. The operating loss segment for the three months ended April 30, 2001 was $99,752 for cable services and $33,930 for internet services. Some expenses are understated in the three months ended April 30, 2001 as compared to the six-month figures as a result of accounting estimates. The year-ends of the subsidiary companies are December 31, compared to the parent year-end of October 31. Although all companies have audited financial statements, some accounting estimates have not coincided. The company plans to change its year-end to December 31 in the coming year. There will be a considerable saving in time and cost to produce our audited year-end financials.

Liquidity and Capital Resources

Our working capital deficiency as at April 30, 2001 was $777,009. Funds were used in operations for a total of $2,013,408, $570,602 for the purchase of capital assets and an increase in advances to purchase cable networks of $1,601,789. For the three months ended April 30, 2001, this is an increase of $634,943 used in operations, $485,675 to purchase capital assets and $284,733 to purchase cable networks. Our working capital as at October 31, 2000 was $889,214 being down by $2,934,624 from the previous year ended October 31, 1999 when the working capital was $3,823,838. Funds were used in operations for a total of $3,136,458, the purchase of capital assets for $5,113,561 and advances to purchase cable networks for a total of $921,515.

Liquidity of our assets is very low. We cannot convert our assets readily into cash, except that we are entering a phase of being able to securitize assets against cash flow. Stream is presently negotiating a bank loan of 7.4 million zloty ($1.8 million USD, $2.7 million CDN) at 1% over prime to be available for the purchase of cable networks. This would be repaid from cash flow from our cable network business in Stream. Our main source of funds is still from equity sources.

We expect to have a revenue flow from Stream in the ensuing year and based on our planned acquisition level of 300,000 subscribers, our projected revenue could be in excess of $6 million annually. We do not expect any cash flow from Eco-Waste until 2002. To meet our short term cash needs, as at April 30, 2001, Stream requires an estimated $1 million to complete its equity threshold of $9 million ($6 million USD) as required by the Investors and 22% of the second tranche of financing; Eco-Waste requires $10 million to complete its construction of its plant and PolVoice requires an estimated $500,000 for business development. In addition, we have administrative expenses in the parent Company and Eco-Waste estimated to be $1.9 million for the next fiscal year. In the years following October 31, 2001, we will have cash requirements of $7.01 million USD to match contributions made by the Investors in Stream.

On January 22, 2001 we announced a private placement of 1,000,000 units at a price of $1.75 per unit. Each unit consists of one common share and one-half share purchase warrants purchasing additional shares at $2.00 each. Commissions are payable at approximately 8%. At March 30, 2001, we had received funds totaling $1,577,249 less commissions of $31,760. In addition, $347,300 was received from the exercise of 234,000 shares under stock option plans.

On April 20, 2001 we announced a private placement of 300,000 units at a price of $1.60 per unit. Each unit consists of one common share and one-half share purchase warrants purchasing additional shares at $1.80 each.

Accounts receivable of $443,484 is a non-current asset reflecting a possible VAT offset. Under Polish law, VAT can be carried forward for 36 months, after which time, if there is no output VAT to offset the input, the credits are lost.

Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk. We will continue to raise funds by way of private placements in our capital stock, exercise of stock options and warrants, sale of equity in its subsidiaries, and mortgages and loans, although there can be no guarantee that such funds will be available in the future. We have received the majority of funding by way of private placement of our common shares. For the period from November 1, 1996 to April 30, 2001, through private placements we have raised in excess of $15 million of which 67% of the placees were investment funds, namely Invesco International Limited, Regent CIS Fund, US Global Accolade, East European Fund and Manulife Regent Global Fund. We intend to continue our relationship with these funds and also intend to pursue other funds, particularly those with interests in Eastern Europe. We will accomplish this by way of visitation and market awareness programs.

Our projections for the next fiscal year are as follows:

Planned Expenditures
Acquisitions of cable TV companies (Stream)	$58,207,500
Development of Telecommunications hardware and software (PolVoice)	250,000
Marketing of PolVoice's services	250,000
Rendering Project in Eco-Waste	13,000,000
Working Capital	2,000,000
Overheads	1,900,000
Total:	$75,607,500
Planned Funding
Stream Investors	50,351,850
Private placement January 2001	1,750,000
Exercise of stock options	347,300
Renaissance Partners	10,100,000
Eco-Waste mortgage	2,000,000
Stream bank loans	2,700,000
Equity financings required	8,358,350
Total:	$75,607,500

Taxation in Poland

The Polish tax system has been modernized in recent years. In 1992, corporate profits tax and personal income tax were introduced, followed by value-added tax (VAT) in 1993. Poland also taxes real property, transport vehicles, inheritance and gifts.

Polish resident companies are subject to corporate income tax on their worldwide income, while non-residents are subject to corporate income tax only on income derived in the territory of Poland. Worldwide income is a tax base for business entities with registered offices or seats or places of management in Poland. Other entities are taxed on profits earned in Poland only. Corporations are subject to corporate profits tax at a rate of 30% in 2000. This tax will be reduced at the rate of 2 % per year till year 2004. Income derived by foreign entities from certain sources such as interest, dividends and income from royalties paid abroad, is subject to tax at a rate of 20%, and is frequently reduced by a tax treaty.

A company with foreign share holding formed in Poland is under the Polish law and treated in the same manner as a company with Polish share holding. Full repatriation of after-tax profits and capital is allowed, and companies with 100% foreign participation are permitted. Capital introduced into Poland by foreign investors may be freely withdrawn. Full repatriation of profits and divided payments is allowed without obtaining a permit. Companies must account for withholding tax to the Polish Tax authorities on any distributed dividends unless a treaty provided otherwise. To avoid double taxation, Poland has devised tax treaties with more than 60 countries.

Investor Relations

The expense for the six months ended April 30, 2001 was $15,165 for promotion and $14,836 for news dissemination. The expense for the three months ended April 30, 2001 was $13,008 for promotion and $3,028 for news dissemination. The major item during the three-month period was $5,632 paid to Cascadia Business Strategies.

Subsequent Events

The supervisory board of the Company has recommended to the Company and to Eco-Waste to examine other opportunities for the use of the hazardous waste licence held by Eco-Waste and to prepare a business plan for a project so identified.

Forward-Looking Statements

Forward-looking statements are identified by the use of the words "believe," "expect," "anticipate," "intend," "estimate" and other expressions that indicate future events and trends. Any forward-looking statement speaks only as of the date on which such statement is made.

Many factors could cause actual results to differ materially from our forward-looking statements. Among these factors are increasing price and product competition by foreign and domestic competitors, fluctuations in the cost and availability of materials, the ability to maintain favorable supplier relationships and arrangements, economic and political conditions, the ability to penetrate existing, developing and emerging markets, which also depends on economic and political conditions, foreign exchange rates and fluctuations in those rates. Further, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

/s/ Stan Lis

Stan Lis

President and C.E.O.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROOPER TECHNOLOGIES INC.

By: /s/ Casey Forward
Casey Forward, Chief Financial Officer

Date: September 5, 2001